SIGMA LABS, INC.

3900 Paseo del Sol

Santa Fe, New Mexico 87507

June 15, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sigma Labs, Inc.
Registration Statement on Form S-3
Filed June 9, 2021
File No. 333-256934

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Sigma Labs, Inc., a Nevada corporation, respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on Thursday, June 17, 2021, or as soon thereafter as is practicable.

Very truly yours,

SIGMA LABS, INC.

By:	/s/ Mark K. Ruport
Mark K. Ruport
Chief Executive Officer